Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years
	Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for loss from equity investee	$(1,868)	$19,730	$32,800	$876	$8,409
Add: Fixed charges	12,818	12,330	20,900	26,739	25,277
Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	-	-	-	(502)	(2,082)
Earnings	$10,950	$32,060	$53,700	$28,117	$35,768
Fixed charges:
Interest expense	$7,636	$7,032	$10,424	$2,456	$1,767
Interest element of rentals	5,182	5,298	10,476	20,348	19,091
Preferred dividend	-	-	-	3,935	4,419
Fixed charges	$12,818	$12,330	$20,900	$26,739	$25,277

Ratio of earnings to fixed charges	0.85	2.60	2.57	1.05	1.42